As filed with the United States Securities and Exchange Commission on December 16, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Continental AG
(Exact name of issuer of deposited securities as specified in its charter)

N.A.
(Translation of issuer’s name into English)

GERMANY
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Michael Worthington
Treasurer
Continental Tire the Americas, LLC
1830 MacMillan Park Drive
Ft. Mill, SC  29707
(704) 583-8550
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one fifth of one deposited ordinary share of Continental AG	200,000,000	$0.05	$10,000,000	$1,288
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory Paragraph

2.	Title of Receipts and identity of deposited securitie		Face of Receipt, Top center

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse, Paragraphs (14) and (15)

	(iii)	The collection and distribution of dividends	Reverse, Paragraph (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face, Paragraph (12)

	(v)	The sale or exercise of rights	Reverse, Paragraph (13)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse, Paragraphs (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse, Paragraphs (20) and (21)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face, Paragraph (12)

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face, Paragraphs (1), (2) and (3)

	(x)	Limitation upon the liability of the depositary	Reverse, Paragraphs (17) and (18)

(3)	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Face, Paragraphs (3), (4), (6) and (9)

Item 2. AVAILABLE INFORMATION			Face, Paragraph (12)

(a) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Continental AG publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (www.continental-corporation.com) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Amended and Restated Deposit Agreement among Continental AG, Deutsche Bank Trust Company Americas as Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. – Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Not applicable

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Continental AG, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 16, 2013.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one-fifth of one Ordinary Share of Continental AG

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Continental AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on December 16, 2013.

Continental AG

By:	/s/ Dr. Elmar Degenhart
Name: Dr. Elmar Degenhart
Title: Chairman of the Executive Board and CEO

By:	/s/ Wolfgang Schäfer
Name: Wolfgang Schäfer
Title: Member of the Executive Board and CFO

Each person whose signature appears below hereby constitutes and appoints Dr. Elmar Degenhart and Wolfgang Schäfer, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on December 16, 2013.

SIGNATURES

Signature	Title

/s/ Dr. Elmar Degenhart	Chairman of the Executive Board and CEO
Dr. Elmar Degenhart	(Principal Executive Officer)

/s/ Wolfgang Schäfer	Member of the Executive Board and CFO
Wolfgang Schäfer	(Principal Accounting Officer and Financial Officer)

Member of the Executive Board
José A. Avila

Member of the Executive Board
Dr. Ralf Cramer

Member of the Executive Board
Frank Jourdan

Member of the Executive Board
Helmut Matschi

/s/ Nikolai Setzer	Member of the Executive Board
Nikolai Setzer

/s/ Elke Strathmann	Member of the Executive Board
Elke Strathmann

/s/ Heinz-Gerhard Wente	Member of the Executive Board
Heinz-Gerhard Wente

/s/ Michael Worthington	Authorized Representative in the United States
Michael Worthington

INDEX TO EXHIBITS

Exhibit Number
(a) Form of Amended and Restated Deposit Agreement (d) Opinion of counsel to the Depositary